SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 001-36744

Cnova N.V.

(Translation of registrant’s name into English)

WTC Schiphol Airport

Tower D, 7th Floor

Schiphol Boulevard 273

1118 BH Schiphol

The Netherlands

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒              Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐              No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

EXPLANATORY NOTE

On April 29, 2015, Cnova N.V. issued a press release entitled “Strong Growth of Net Sales (+17.8%) and GMV (+28.2%) in 1Q15, Gross Margin improvement of +18 bps in France and Brazil and stable including New Countries, Increased investment in Logistics and IT for future growth, Improvement of net financial expense, Good Free Cash-Flow generation (+28 M€).” A copy of this press release is furnished as Exhibit 99.1 herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOVA N.V.

Date: April 29, 2015	By:	/s/ VITOR FAGÁ DE ALMEIDA
Name: Vitor Fagá de Almeida
Title: Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit	Description

99.1

Press release dated April 29, 2015 titled “Strong Growth of Net Sales (+17.8%) and GMV (+28.2%) in 1Q15, Gross Margin improvement of +18 bps in France and Brazil and stable including New Countries, Increased investment in Logistics and IT for future growth, Improvement of net financial expense, Good Free Cash-Flow generation (+28 M€).”